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Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com
Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ American Stock Exchange – Ticker Symbol – AZK U.S. Registration: (File #0-22672) Form 20-F News Release Issue No. 7 - 2005

March 31, 2005
File:  225
FILED VIA SEDAR

British Columbia Securities
Ontario Securities Commission
Commission des valeurs
mobilieres du Québec

Attention:  Statutory Filings

Dear Sirs:

CONFIRMATION OF MAILING - Proxy Material for Annual General Meeting scheduled for May 17, 2005 - Record Date:  March 18, 2005 / Mailing Date:  March 31, 2005

We wish to confirm that on the captioned mailing date the material listed below was sent by prepaid mail to each shareholder of record at the specified latest address shown on the books of the Company:

1.

Annual Report Brochure;

2.

Financial Report to Shareholders together with audited financial statements for the year ended December 31, 2004;

3.

Notice of Annual General Meeting of Shareholders and Information Circular;

4.

Instrument of Proxy;

5.

Supplemental Request Forms; and

6.

Return envelope.

Yours very truly,

AURIZON MINES LTD.

J.A. Stokke Kemp,
Corporate Secretary

Enclosures
cc\encl:

DuMoulin Black (1 Set)
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Computershare Trust Company of Canada (1 Set)
cc\encl:

PricewaterhouseCoopers (1 Set)
cc\encl:

Toronto Stock Exchange (4 Sets)
cc:\encl:

American Stock Exchange (5 Sets)
cc\encl:

U.S. Securities & Exchanges Commission (File #0-22672; filed via EDGAR)